[LOGO]                                                     FOR: PRT Group Inc.
                                                              80 Lamberton Rd.
                                                             Windsor, CT 06095
FOR IMMEDIATE RELEASE
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                                                 CONTACT:    Rocco Mitarotonda
                                                       Chief Financial Officer
                                                                  914-345-3800

                                                                 Michele Katz/
                                               Michael Polyviou/Elric Martinez
                                                       Morgen-Walke Associates
                                                                  212-850-5600


                 PRT GROUP REDUCES ADMINISTRATIVE WORKFORCE

  *PRT GROUP TO RECEIVE ADDITIONAL FINANCING FROM THE TRAVELERS INDEMNITY
                 COMPANY AND TUDOR INVESTMENTS CORPORATION


Windsor, CT - March 17, 2000 - PRT Group Inc. (Nasdaq: PRTG), an integration PRT GROUP REDUCES ADMINISTRATIVE WORKFORCE solutions provider, announced today that it is reducing its administrative workforce by approximately 33%. The Company also announced that it accepted an offer to receive up to $10 million in additional equity capital subject to the negotiation and execution of mutually acceptable documentation.

Based on currently available information, the Company is anticipating revenue in the first quarter ending March 30, 2000, to be lower than fourth quarter revenue of $12.4 million. The Company is initiating steps to further cut costs and minimize negative cash flow. The workforce reduction will reduce SG&A expenses by approximately 20% from current monthly levels.

"We are taking these actions to reduce our SG&A expense as well as our bench of non- billable technical resources to an appropriate level for a Company of our size. As we stated in our fourth quarter press release, the Company's pipeline of new business opportunities is stronger and more extensive than ever. While we closed on the contract with Interior Systems, Inc. to relocate a Bureau of Indian Affairs Data Center and received several new engagements with existing customers, we remain committed and are working hard towards making pipeline opportunities come to fruition," commented Dan Woodward, Chief Executive Officer.

The Company also announced that The Travelers Indemnity Company and Tudor Investments Corporation made a proposal to provide between $7.5 million to $10 million in additional working capital in exchange for the private placement of Senior Participating Convertible Preferred Stock. Under the terms of the proposed transaction the investors would purchase between 7.5 million to 10 million shares of the Company's Senior Participating Convertible Preferred Stock, convertible into an equal number of shares of the Company's Common Stock, at a price per share of $1.00. The Company would issue to the investors between 3.75 to 5 million warrants, convertible into Common Stock, at an exercise price of $1.00 per share. The Board of Directors approved the proposal and the Company anticipates having the funds available to it shortly.

At February 29, 2000, the Company had $4.0 million in cash and cash equivalents. Total current assets are $13.8 million and current liabilities are $5.8, for a current ratio of 2.4:1.

PRT has also retained Carter Capital Corporation as financial advisor to assist the Company in analyzing and pursuing strategic alternatives to maximize shareholders' value, including seeking additional financing, and other strategic alternatives.

PRT Group Inc. (Nasdaq: PRTG) is an information technology solutions integrator committed to addressing customer applications development and management needs, including extending the value of substantial investments that have been made in legacy applications; supporting customer migration plans to next-generation eBusiness platforms; and providing staffing and facility options to address customer IT professional services needs. The Company focuses on long-term customer relationships as it strives to provide flexible and evolutionary IT services through the life cycle of its customers' applications portfolio. PRT leverages its Solutions Centers Model to provide centralized, comprehensive application services, combining highly skilled IT professionals, proven quality processes, and knowledge management systems. Founded in 1989, PRT Group Inc. is headquartered in Windsor, Conn. For more information visit www.prt.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the future operations and expectations of the Company and contains statements regarding the Company's beliefs, intentions and expectations about developments, results and events that will or may occur in the future. Such forward-looking statements are based on certain assumptions and analyses made by the Company derived from its experience and perceptions. Actual results and developments may vary materially from those described, as they are subject to a number of known and unknown risks and uncertainties. There is no assurance that the transaction described in this press release will be consummated by the parties. Such risks and uncertainties include, but are not limited to, general economic, market and business conditions; general conditions and competition in the IT industry; the Company's ability to continue operations in the face of declining working capital; any hoped for benefits of the actions described in this press release; concentration of revenues; the Company's ability to attract, develop, motivate and retain IT personnel who possess the necessary technical skills and experience; the status of customer orders; demand for the Company's services; analysis, predictions, the Company's ability to increase the amount of services rendered to existing clients and develop new clients and reduce costs of providing services; the ability to anticipate, acquire, master and exploit new technologies as they develop; failure or inability to meet a client's expectations in the performance of services giving rise to claims against the Company and various other factors set forth under the caption "Factors That May Affect Future Results" in Item 6 of PRT's Annual Report on Form 10-K for the year ended December 31, 1998.

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